Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Atlantic Power Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Atlantic Power Corporation and subsidiaries (the “Company”) of our reports dated February 27, 2014, with respect to the consolidated balance sheets of the Company as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period then ended, and the related financial statement schedule “Schedule II—Valuation and Qualifying Accounts,” and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of the Company.

/S/ KPMG LLP

New York, New York

August 7, 2014